Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TCF Financial Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of TCF Financial Corporation of our reports dated February 16, 2010, with respect to the consolidated statements of financial condition of TCF Financial Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of TCF Financial Corporation.

/s/ KPMG LLP

Minneapolis, Minnesota

August 17, 2010